UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 01-9009
(Check One) * Form 10-K* Form 20-F*Form 11-K * ☒ Form 10-Q * Form 10-D * Form N-SAR* Form N-CSR	CUSIP NUMBER 889068-10-5

   For Period Ended:    March 28, 2015
   [ ]Transition Report on Form 10-K
          [ ]Transition Report on Form 20-F
          [ ]Transition Report on Form 11-K
          [ ]Transition Report on Form 10-Q
          [ ]Transition Report on Form N-SAR
                        For the Transition Period Ended: _________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
Tofutti Brands Inc. Full Name of Registrant
N/A Former Name if Applicable
50 Jackson Drive Address of Principal Executive Office (Street and Number) Cranford, NJ 07106 City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Persons who are to respond to the collections of information contained in this form are not required to respond unless the form displaysa currently valid OMB control number. SEC 1344 (04-09)

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The “Registrant” was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 28, 2015 by the May 12, 2015 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements. As a result, the Registrant's independent registered public accounting firm requires additional time to complete its review of the financial statements to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Steven Kass 908-272-2400 (Name) (Area Code) (Telephone Number)
(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[X ] Yes                                 [  ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes                                 [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report that its revenues for the thirteen weeks ended March 28, 2015 decreased to approximately $3,143,000 from approximately $3,857,000 in the year ended March 27, 2014. The  Registrant expects to report a net loss of approximately $377,000 for 2015 period as compared with net income of $106,000 for the 2014 period.

TOFUTTI BRANDS INC.
 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2015                   By:  /s/Steven Kass
          Steven Kass, CFO

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.